UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tower International, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

891826109
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	891826109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power:	5,488,123*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	4,579,744*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,488,123*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 26.9%*

14.	Type of Reporting Person (See Instructions): IA, IN

*Based on the information set forth in the Prospectus Supplement of Tower International, Inc., a Delaware corporation (the “Company”), filed with the U.S. Securities and Exchange Commission on July 25, 2013, there were 20,424,525 shares of common stock, par value $.01 per share (the “Common Stock”), of the Company outstanding as of July 15, 2013.  As of August 1, 2013 (the “Filing Date”), Tower International Holdings, LLC, a Delaware limited liability company (“Tower Holdings”), held 4,579,744 shares of Common Stock.  In addition, Tower Holdings is a party to voting agreements (the “Voting Agreements”) with certain current and former senior executive officers, directors, and/or consultants of or to the Company (collectively, the “Tower Affiliated Individuals”) pursuant to which Tower Holdings has the power to vote certain securities of the Company beneficially owned by the Tower Affiliated Individuals.  As of the Filing Date, the Tower Affiliated Individuals beneficially owned an aggregate of 908,379 shares of Common Stock which are subject to the Voting Agreements.  Pursuant to the limited liability company agreement of Tower Holdings, Cerberus Capital Management, L.P. (“CCM”), the manager of Tower Holdings, possesses (i) the sole power to vote and the sole power to direct the disposition of the securities held by Tower Holdings and (ii) the sole power to vote the securities of the Company which are subject to the Voting Agreements.  Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., which is the managing member of Craig Court GP, LLC, which is the general partner of CCM.  As a result of holding such positions, Mr. Feinberg possesses (x) the sole power to vote and the sole power to direct the disposition of the securities of the Company held by Tower Holdings and (y) the sole power to vote the securities of the Company which are subject to the Voting Agreements.  As a result of the foregoing, as of the Filing Date, Mr. Feinberg may be deemed to beneficially own an aggregate of 5,488,123 shares of Common Stock, or 26.9% of the Common Stock outstanding.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       Based on the information set forth in the Company’ Prospectus Supplement filed with the U.S. Securities and Exchange Commission on July 25, 2013, there were 20,424,525 shares of Common Stock outstanding as of July 15, 2013.  As of the date of the filing of this Schedule 13D Amendment No. 2 (the “Filing Date”), Tower Holdings held 4,579,744 shares of Common Stock.  In addition, pursuant to the Voting Agreements, Tower Holdings has the power to vote certain securities of the Company beneficially owned by the Tower Affiliated Individuals.  As of the Filing Date, the Tower Affiliated Individuals beneficially owned an aggregate of 908,379 shares of Common Stock which are subject to the Voting Agreements.  Pursuant to the limited liability company agreement of Tower Holdings, CCM, the manager of Tower Holdings, possesses (i) the sole power to vote and the sole power to direct the disposition of the securities held by Tower Holdings and (ii) the sole power to vote the securities of the Company which are subject to the Voting Agreements.  Mr. Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., which is the managing member of Craig Court GP, LLC, which is the general partner of CCM.  As a result of holding such positions, Mr. Feinberg possesses (x) the sole power to vote and the sole power to direct the disposition of the securities of the Company held by Tower Holdings and (y) the sole power to vote the securities of the Company which are subject to the Voting Agreements.  As a result of the foregoing, as of the Filing Date, Mr. Feinberg may be deemed to beneficially own an aggregate of 5,488,123 shares of Common Stock, or 26.9% of the Common Stock outstanding.

       On July 30, 2013, pursuant to the terms, provisions and conditions set forth in an underwriting agreement (the “Underwriting Agreement”), dated as of July 24, 2013, entered into by Tower Holdings and the Company with each of Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC as the representatives of the underwriters named in such Underwriting Agreement (the “Underwriters”), Tower Holdings sold to the Underwriters an aggregate of 7,888,122 shares of Common Stock at a purchase price, net of the underwriting discount, of $20.24 per share, or $159,660,519 in the aggregate.

       During the period commencing sixty (60) days prior to July 30, 2013, the date of the event which required the filing of this Schedule 13D Amendment No. 2, and ending on the Filing Date, Tower Affiliated Individuals sold in open-market sales an aggregate of 240,465 shares of Common Stock that were subject to the Voting Agreements.  As a result of these sales, the voting rights under the Voting Agreements with respect to such shares terminated.

       Other than as set forth in this Schedule 13D Amendment No. 2, there were no transactions effected in the shares of Common Stock, or securities convertible into, exercisable for or exchangeable for the shares of Common Stock, by Mr. Feinberg or any person or entity controlled by him, or any person or entity for which he possesses voting or investment control over the securities thereof, during the period commencing sixty (60) days prior to July 30, 2013, the date of the event which required the filing of this Schedule 13D Amendment No. 2, and ending on the Filing Date.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       On July 24, 2013, Tower Holdings and the Company, entered into the Underwriting Agreement with the Underwriters.  Subject to the terms, provisions and conditions set forth in the Underwriting Agreement, the Underwriters agreed to purchase from Tower Holdings, and Tower Holdings agreed to sell to the Underwriters, 7,250,000 shares of Common Stock.  In addition, pursuant to the Underwriting Agreement, Tower Holdings granted the Underwriters a 30-day option to purchase up to an additional 1,087,500 shares of Common Stock.

       A copy of the Underwriting Agreement is incorporated by reference as Exhibit 7.2 to this Schedule 13D.  The description of the Underwriting Agreement set forth herein is qualified in its entirety by reference to the complete copy of the Underwriting Agreement.

       Tower Holdings and the Company are parties to a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of October 14, 2010, that provides, among other things, that Tower Holdings, from time to time, can require the Company to register for resale, pursuant to the Securities Act of 1933, at the Company’s expense, all or a portion of the Common Stock then held by Tower Holdings.

       A copy of the Registration Rights Agreement is incorporated by reference as Exhibit 7.3 to this Schedule 13D.  The description of the Registration Rights Agreement set forth herein is qualified in its entirety by reference to the complete copy of the Registration Rights Agreement.

       The descriptions of the Voting Agreements set forth above are hereby incorporated in their entirety in this Item 6.

       Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Feinberg, Tower Holdings and any other person or entity.

Item 7.   Material to be Filed as Exhibits.

7.2.            Underwriting Agreement, dated July 24, 2013, by and among Tower International Holdings, LLC, as the selling stockholder, Tower International, Inc., Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as the representatives of the underwriters named in such Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Tower International, Inc. with the U.S. Securities and Exchange Commission on July 26, 2013).

7.3.            Registration Rights Agreement, dated as of October 14, 2010, by and between Tower International Holdings, LLC and Tower International, Inc. (incorporated by reference to Exhibit 4.3 to the Amendment No. 3 to the Registration Statement on Form S-1 filed by Tower International, Inc. with the U.S. Securities and Exchange Commission on May 11, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2013

/s/ Stephen Feinberg

Stephen Feinberg, in his capacity as the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P., which is the manager of Tower International Holdings, LLC

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).